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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              IVC INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    45070M101
                                 (CUSIP Number)

                                 Gary J. Knauer
                        American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                  May 19, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 45070M101

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  American Claims Evaluation, Inc.
                  EIN #11-2601199

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                               (a)
                                                                     (b)

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF                                7)         SOLE VOTING POWER
SHARES                                                        165,986
BENEFICIALLY                             8)         SHARED VOTING POWER
OWNED BY                                                      None
EACH                                     9)         SOLE DISPOSITIVE POWER
REPORTING                                                     165,986
PERSON WITH                              10)        SHARED DISPOSITIVE POWER
                                                              None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  165,986

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.9%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO


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         American Claims Evaluation, Inc. ("American Claims") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 22, 1999, as amended by Amendment No. 1 filed with the SEC on February 9, 2000 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of IVC Industries, Inc., a Delaware corporation (the "Company").

"Item 4.  Purpose of Transaction.

         Item 4 of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  American Claims purchased the shares of Common Stock for investment and reserves the right to acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock.

                  American Claims has reviewed the proposed Shareholder Rights Plan, as described in the Company's Form 8-A filed with the SEC on May 19, 2000 (the "Rights Plan"). American Claims has caused its counsel to send the letter attached as Exhibit 1 hereto (the "Letter") to each of the members of the Board of Directors of the Company indicating American Claims' view of the Rights Plan and stating possible actions by American Claims with respect to the Company.

                  Except at stated in the Letter, American Claims currently has no plans or proposals which relates to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Company's Common Stock to be delisted from The Nasdaq SmallCap Market System, on which the Common Stock is currently listed, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above."

"Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:


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                  As of May 22, 2000, the aggregate number of the Company's
                  shares of Common Stock beneficially owned by American Claims is 165,986, constituting approximately 7.9% of the shares of Common Stock outstanding, based upon the 2,088,092 shares of Common Stock reported by the Company to be issued and outstanding.

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  American Claims has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 165,986 shares of Common Stock.

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Other than as described below, there were no transactions in the Company's Common Stock effected by American Claims during the past sixty days. All of the transactions set forth below were effected in the open market:

Type of Transaction        No. of Shares     Trade Date         Price Per Share
-------------------        -------------     ----------         ---------------

Purchase                   10,400            05/19/00           $3.71875

Purchase                    4,000            05/22/00           $3.71875"



"Item 7.  Materials to be filed as Exhibits.

         Item 7 is hereby amended by deleting the existing text and inserting the following text in its stead:

         1. Letter from Hartman & Craven LLP to the Board of Directors of IVC Industries, Inc., dated May 24, 2000.



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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 24, 2000               AMERICAN CLAIMS EVALUATION, INC.



                                             By:      /s/ Gary J. Knauer
                                                  -----------------------------
                                                      Gary J. Knauer
                                                      Treasurer, Secretary and
                                                      Chief Financial Officer



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